Exhibit 99.11

Crescent Capital VI

11625 SE Fifth Avenue, Suite 200

Bellevue, Washington  98005

(Tel)	(425) 586-7700
(Fax)	(425) 688-0500

March 6, 2006

Via Fax and Federal Express

Board of Directors

FirstBank NW Corp.

1300 16th Avenue

Clarkston, WA  99403

Attention:              Steve R. Cox, Chairman of the Board

Clyde E. Conklin, President and Chief Executive Officer

Dear Steve and Clyde:

Thank you for Clyde’s letter dated February 24, 2006, in which he requested, on behalf of the board of directors, answers to the questions identified in his letter.

We appreciate the effort and interest demonstrated by the questions in the letter. We believe that a fair examination of Crescent’s offer will result in a conclusion that Crescent’s offer is in the best interests of FirstBank and its shareholders, employees, depositors, customers and creditors. We address in this letter the three fundamental points that Clyde’s letter raises:

1. Can Crescent and its investors receive the necessary regulatory approvals or rulings?

On Thursday, March 2nd, we met with representatives of the Office of Thrift Supervision, Federal Deposit Insurance Corporation and the Washington State Department of Financial Institutions to discuss the proposed transaction and our plans for FirstBank. We outlined key terms of the transaction, the background and experience of Crescent’s principals and the timing of filing Crescent’s application as a holding company. We believe this introductory meeting was an important first step in developing a good working relationship with these governmental officials. Based on the extensive analysis that we have conducted, we are confident that Crescent and its investors can address all regulatory issues and obtain the governmental approvals and rulings needed for the transaction.

In that regard, Crescent has retained as regulatory counsel the law firm of Fried, Frank, Harris, Shriver and Jacobson LLP. In addition, our financial investors, who intend to file rebuttal of control agreements, have retained as regulatory counsel the law firm of Skadden, Arps, Slate, Meagher & Flom LLP. Both firms have substantial experience in representing financial institutions and investors in structuring transactions and related regulatory proceedings before the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.

2. Can Crescent obtain the financing necessary for its offer?

We are confident that our equity investors are committed to the transaction. The financing commitment letters and related documents were carefully considered by Crescent and its investors prior to their execution. In the absence of a definitive acquisition agreement with FirstBank, it is premature to lock in irrevocable financing commitments. We believe that FirstBank’s board of directors will, after having an opportunity to meet with Crescent, become comfortable that the proposed financing will be closed in a timely manner.

The proceeds from the trust preferred securities contemplated for the offer represent less than 20% of the overall financing necessary for Crescent’s offer. Compared to the common stock (more than 80% of the overall financing), the trust preferred component is quite modest and well within the range of other comparable companies. As you know, the trust preferred market is highly liquid and Crescent anticipates raising this portion of the capital for its offer on a timely basis. Crescent has had discussions with investment banks active in that market and can provide FirstBank, if necessary, further assurances concerning the sale of the trust preferred securities.

3. What impact would Crescent’s proposed plans have on the various constituencies of FirstBank?

FirstBank’s primary functions and missions would not change as a result of the acquisition. Crescent’s offer to purchase FirstBank’s outstanding stock, and its operational plans for FirstBank after the acquisition, will have the following benefits for FirstBank’s shareholders, depositors, borrowers, employees and communities.

•      Increase the stability and diversification of FirstBank through market expansion of customers and, ultimately, geographic area

•      Benefit depositors, employees and creditors by increasing the financial strength, profitability and flexibility of FirstBank

•      Benefit shareholders by providing a compelling, all cash proposal that that offers full and fair value, and includes a significant control premium

•      Benefit depositors, employees and communities by maintaining FirstBank’s existing offices, including its headquarters and operations centers

•      Benefit borrowers and customers who will continue to receive outstanding personalized service from FirstBank, as well as the benefits of new products and services that address their needs

•      Benefit customers, employees and the community from the commitment of Crescent and its investors to make FirstBank grow and prosper in the Northwest

* * *

This letter generally addresses the fundamental points that Clyde’s letter raised. We understand the board’s need to learn more about Crescent, its qualifications and the impact of its plans on FirstBank so that FirstBank’s board of directors can be satisfied that our proposal is in the best interests of all stakeholders. We believe it would be mutually beneficial that we meet to discuss the questions raised on a confidential basis. As noted in our meeting on February 1, 2006 and again in Steve Wasson’s subsequent conversation with Clyde, Crescent Capital would like to enter into a nondisclosure agreement with FirstBank so that we may evaluate FirstBank’s confidential, nonpublic information to confirm our proposed offer of $19.075 per share. Equally importantly, in terms of responding to Clyde’s letter, a mutual nondisclosure agreement would permit Crescent Capital to provide FirstBank more extensive information to satisfy FirstBank’s questions. I enclose with this letter a form of mutual nondisclosure agreement that Crescent is prepared to execute.

We look forward to hearing from you and welcome the opportunity for further discussion. Steve Wasson and I will contact you on Friday, March 10, if we have not heard from you by that time.

Sincerely,

Crescent Capital VI, L.L.C.

/s/ Jeffrey D. Gow

Jeffrey D. Gow
Managing Director